SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CIVISTA BANCSHARES, INC.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

178867107

(CUSIP Number)

January 3, 2016*

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	Explanatory Note: This Amendment No. 1 to Schedule 13G is being filed for the sole purpose of correcting the “Date of Event Which Requires Filing of this Statement,” which was inadvertently listed as January 3, 2015 on the Schedule 13G originally filed on January 13, 2016.

13G

CUSIP No. 178867107

1	Names of reporting persons Eric M. Muehlhauser, Trustee of the George L. Mylander Second Restated Voting Trust Agreement dated June 29, 2014, as amended
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	5	Sole voting power 403,183
	6	Shared voting power -0-
	7	Sole dispositive power 403,183
	8	Shared dispositive power -0-
9	Aggregate amount beneficially owned by each reporting person 403,183
10	Check if the aggregate amount in Row (9) excludes certain shares* Not Applicable
11	Percent of class represented by amount in Row 9 5.1%
12	Type of reporting person* OO

13G
CUSIP No. 178867107

Item 1(a).	Name of Issuer:

Civista Bancshares, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 East Water Street Sandusky, Ohio 44870

Item 2(a).	Name of Person Filing: Eric M. Muehlhauser, Trustee of the George L. Mylander Second Restated Voting Trust Agreement dated June 29, 2014, as amended

Item 2(b).	Address of Principal Business Office or, if None, Residence: Eric M. Muehlhauser, Trustee 165 E. Washington Row Sandusky, Ohio 44870

Item 2(c).	Citizenship:

Ohio

Item 2(d).	Title of Class of Securities: Common Shares, No Par Value

Item 2(e).	CUSIP Number: 178867107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	[ ]	A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

	(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

	(a)	Amount Beneficially Owned: 403,183

	(b)	Percent of Class: 5.1%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 403,183

		(ii)	shared power to vote or to direct the vote: -0-

		(iii)	sole power to dispose or to direct the disposition of: 403,183

		(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

All common shares reported on this Schedule 13G are owned of record by Eric M. Muehlhauser, Trustee of the George L. Mylander Second Restated Voting Trust Agreement dated June 29, 2014, as amended (the “Mylander Voting Trust”). The Trustee of the Mylander Voting Trust has sole voting and dispositive power with respect to all such shares. The Mylander Voting Trust has issued Voting Trust

Certificates which entitle the registered holder(s) thereof to receive any dividends on, and the net proceeds from any sale of, the common shares. All Voting Trust Certificates issued under the Mylander Voting Trust are held by Eric M. Muehlhauser, Trustee of the George L. Mylander Revocable Trust No. 2, created under Declaration of Trust dated October 4, 2001.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2016
(Date)

/s/ Eric M. Muehlhauser
(Signature)

Eric M. Muehlhauser, Trustee of the George L. Mylander Second Restated Voting Trust Agreement dated June 29, 2014, as amended
(Name and Title)